SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number:  000-25781
CUSIP Number:  64107U101

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F   ☒ Form 10-Q
☐ Form N-SAR

For the Period Ended: June 30, 2009

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________________________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:	Stamford Industrial Group, Inc.

Former name if applicable:

Address of principal executive office:	One Landmark Square
City, state and zip code:	Stamford, Connecticut 06901

PART II – RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;  and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

Stamford Industrial Group, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2009 (the “Quarterly Report”) within the prescribed time period.  As previously reported, as of the three months ended June 30, 2009, the Company has defaulted in the payment of interest and principle and is in violation of one or more of the financial covenants contained in its credit agreement, including its consolidated leverage ratio and consolidated fixed charge ratio, which has resulted in an event of default under its credit agreement with Bank of America, N.A. (successor to LaSalle Bank National Association), as administrative agent, and the lenders party thereto.

On August 6, 2009, the Company received a written notice from the lenders under the credit agreement asserting that the default under the credit agreement is continuing and has not been cured, and declaring that the principal amount of all obligations of the Company under the credit agreement had been accelerated and is immediately due and payable and that the lenders have exercised their right to set off such obligations against the Company’s other available funds.

The Company continues to dedicate significant personnel, time and resources to negotiations with the lenders under the credit agreement with the objective of modifying the credit agreement in order to address the violations and the Company’s ability to comply with the credit agreement on an ongoing basis, but has been unable to negotiate a satisfactory modification to the credit agreement. While the Company expects to continue negotiations with the lenders regarding modifications of the credit agreement in order to address the violations and the Company’s ability to comply with the credit agreement on an ongoing basis, the Company cannot make any assurances that the Company has or can raise sufficient funds to repay all of the outstanding amounts under the credit agreement that have been accelerated and declared to be immediately due and payable, that it will be able to successfully enter into an amendment of the credit agreement or that it will be able to otherwise resolve outstanding matters with the lenders in a manner satisfactory to the Company.

In light of the foregoing, the Quarterly Report could not be filed within the prescribed time period because the Company personnel who have been negotiating with the lenders need additional time to complete the discussions with the lenders, review all relevant information and to ensure adequate disclosure of information required to be included in the Quarterly Report. The delay could not be cured without unreasonable effort or expense.

As a result of the foregoing, the Company currently has limited and intermittent access to sufficient funds to support its business operations and there is substantial doubt about our ability to continue as a going concern.  If the Company is unable to gain access to sufficient funds to support its ongoing operations and successfully modify its agreements with the lenders, it may seek reorganization or restructuring, including under the bankruptcy laws and/or cease operations, which would have a material adverse effect on the market price of our common stock, our business, financial condition and results of operations.

The Company expects to file the Quarterly Report no later than the fifth calendar day following the prescribed due date for filing the Quarterly Report.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jonathan LaBarre	(203)	428-2200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?   If the answer is no, identify report(s). ✓  Yes         No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ✓  Yes         No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated revenue was $12.2 million, a decrease of 71.1% or $30.0 million for the three months ended June 30, 2009, compared to $42.2 million for the three months ended June 30, 2008.  The decrease of $30.0 million is primarily due to lower sales volume and price reductions resulting from decreased demand for our products from existing customers due to decreased spending in commercial and industrial construction end markets.

The Company’s consolidated gross profit margin was $1.1 million or 9.0% of sales for the three months ended June 30, 2009 as compared to $11.1 million or 26.3% of sales for the three months ended June 30, 2008. The 65.8% decrease in gross margin percentage was due to lower sales volume and the related under absorption of fixed costs and higher raw material costs, partially offset by lower operating expenses as a result of cost reduction initiatives.

STAMFORD INDUSTRIAL GROUP, INC.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 11, 2009

By:	/s/ Jonathan LaBarre
Name: Jonathan LaBarre
Title: Chief Financial Officer